UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

                         (Amendment No. 3)


           Under the Securities Exchange Act of 1934


                      HEALTH MANAGEMENT, INC.
                         (Name of Issuer)

            Common Stock, par value $.03 per share
                 (Title of Class of Securities)



                            42219B10
                         (CUSIP Number)


                         Robert W. Fine
                  Transworld HealthCare, Inc.
                 555 Madison Avenue, 30th Floor
                    New York, New York 10022
                          (212)750-0064
  (Name, Address, and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                         August 13, 1997
     (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box:  [ ]

Check the following box if a fee is being paid with the statement: [ ]







































CUSIP No. 42219B10

I.   Name of Reporting Person                Transworld
                                             HealthCare, Inc.

     S.S. or I.R.S. Identification No.
     of Above Person                         (Intentionally
                                             Omitted)

II.  Check the Appropriate Box if a          (a) [ ]
     Member of a Group                       (b) [X]

III. SEC Use Only

IV.  Source of Funds                         BK

V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)     [ ]

VI.  Citizenship or Place of Organization    New York

                    VII.      Sole Voting       -0-
                              Power

Number of Shares    VIII.     Shared Voting  9,711,005
                              Power

                    IX.       Sole Dis-         -0-
                              positive Power

                    X.        Shared Dis-    9,711,005
                              positive Power

XI.  Aggregate Amount Beneficially
     Owned By Each Reporting Person          9,711,005 shares

XII. Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        [ ]

XIII.Percent of Class Represented by
     Amount in Row (11)                        51.0%

XIV. Type of Reporting Person                   CO



CUSIP No. 42219B10

I.   Name of Reporting Person                IMH Acquisition
                                             Corp.

     S.S. or I.R.S. Identification No.
     of Above Person                         (Intentionally
                                             Omitted)

II.  Check the Appropriate Box if a          (a) [ ]
     Member of a Group                       (b) [X]

III. SEC Use Only

IV.  Source of Funds                         BK

V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)     [ ]

VI.  Citizenship or Place of Organization    Delaware

                    VII.      Sole Voting       -0-
                              Power

Number of Shares    VIII.     Shared Voting  9,711,005
                              Power

                    IX.       Sole Dis-         -0-
                              positive Power

                    X.        Shared Dis-    9,711,005
                              positive Power

XI.  Aggregate Amount Beneficially
     Owned By Each Reporting Person          9,711,005 shares

XII. Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        [ ]

XIII.Percent of Class Represented by
     Amount in Row (11)                        51.0%

XIV. Type of Reporting Person                   CO



CUSIP No. 42219B10

I.   Name of Reporting Person                Hyperion
                                             Partners II L.P.

     S.S. or I.R.S. Identification No.
     of Above Person                         (Intentionally
                                             Omitted)

II.  Check the Appropriate Box if a          (a) [ ]
     Member of a Group                       (b) [X]

III. SEC Use Only

IV.  Source of Funds                         BK,OO

V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)     [ ]

VI.  Citizenship or Place of Organization    Delaware

                    VII.      Sole Voting       -0-
                              Power

Number of Shares    VIII.     Shared Voting  9,973,098
                              Power

                    IX.       Sole Dis-         -0-
                              positive Power

                    X.        Shared Dis-    9,973,098
                              positive Power

XI.  Aggregate Amount Beneficially
     Owned By Each Reporting Person          9,973,098 shares

XII. Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        [ ]

XIII.Percent of Class Represented by
     Amount in Row (11)                        51.6%

XIV. Type of Reporting Person                   PN



CUSIP No. 42219B10

I.   Name of Reporting Person                Hyperion
                                             Ventures II L.P.

     S.S. or I.R.S. Identification No.
     of Above Person                         (Intentionally
                                             Omitted)

II.  Check the Appropriate Box if a          (a) [ ]
     Member of a Group                       (b) [X]

III. SEC Use Only

IV.  Source of Funds                         OO

V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)     [ ]

VI.  Citizenship or Place of Organization    Delaware

                    VII.      Sole Voting       -0-
                              Power

Number of Shares    VIII.     Shared Voting  9,973,098
                              Power

                    IX.       Sole Dis-         -0-
                              positive Power

                    X.        Shared Dis-    9,973,098
                              positive Power

XI.  Aggregate Amount Beneficially
     Owned By Each Reporting Person          9,973,098 shares

XII. Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        [ ]

XIII.Percent of Class Represented by
     Amount in Row (11)                        51.6%

XIV. Type of Reporting Person                   PN




CUSIP No. 42219B10

I.   Name of Reporting Person                Hyperion
                                             Funding II Corp.

     S.S. or I.R.S. Identification No.
     of Above Person                         (Intentionally
                                             Omitted)

II.  Check the Appropriate Box if a          (a) [ ]
     Member of a Group                       (b) [X]

III. SEC Use Only

IV.  Source of Funds                         OO

V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)     [ ]

VI.  Citizenship or Place of Organization    Delaware

                    VII.      Sole Voting       -0-
                              Power

Number of Shares    VIII.     Shared Voting  9,973,098
                              Power

                    IX.       Sole Dis-         -0-
                              positive Power

                    X.        Shared Dis-    9,973,098
                              positive Power

XI.  Aggregate Amount Beneficially
     Owned By Each Reporting Person          9,973,098 shares

XII. Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        [ ]

XIII.Percent of Class Represented by
     Amount in Row (11)                        51.6%

XIV. Type of Reporting Person                   CO




CUSIP No. 42219B10

I.   Name of Reporting Person                Lewis S. Ranieri

     S.S. or I.R.S. Identification No.
     of Above Person                         (Intentionally
                                             Omitted)

II.  Check the Appropriate Box if a          (a) [ ]
     Member of a Group                       (b) [X]

III. SEC Use Only

IV.  Source of Funds                         OO

V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)     [ ]

VI.  Citizenship or Place of Organization    United States of
                                             America

                    VII.      Sole Voting       -0-
                              Power

Number of Shares    VIII.     Shared Voting  9,973,098
                              Power

                    IX.       Sole Dis-         -0-
                              positive Power

                    X.        Shared Dis-    9,973,098
                              positive Power

XI.  Aggregate Amount Beneficially
     Owned By Each Reporting Person          9,973,098 shares

XII. Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        [ ]

XIII.Percent of Class Represented by
     Amount in Row (11)                        51.6%

XIV. Type of Reporting Person                   IN




CUSIP No. 42219B10

I.   Name of Reporting Person                Scott A. Shay

     S.S. or I.R.S. Identification No.
     of Above Person                         (Intentionally
                                             Omitted)

II.  Check the Appropriate Box if a          (a) [ ]
     Member of a Group                       (b) [X]

III. SEC Use Only

IV.  Source of Funds                         OO

V.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)     [ ]

VI.  Citizenship or Place of Organization    United States of
                                             America

                    VII.      Sole Voting       -0-
                              Power

Number of Shares    VIII.     Shared Voting  9,973,098
                              Power

                    IX.       Sole Dis-         -0-
                              positive Power

                    X.        Shared Dis-    9,973,098
                              positive Power

XI.  Aggregate Amount Beneficially
     Owned By Each Reporting Person          9,973,098 shares

XII. Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        [ ]

XIII.Percent of Class Represented by
     Amount in Row (11)                        51.6%

XIV. Type of Reporting Person                   IN




     Item 4 of the Schedule 13D, dated November 13, 1996, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "chedule 13D" relating to the Common Stock, par value $.03 per share, of Health Management, Inc., is hereby amended by adding thereto the information and exhibit described herein. Terms which are defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 4.  Purpose of Transaction

     On August 13, 1997, Transworld and Counsel Corporation ("Counsel") entered into a letter agreement (the "Assets Purchase Letter Agreement") providing for the purchase by Counsel (the "Assets Purchase") of substantially all of the businesses and operations of the Issuer (the "HMI Assets"). The purchase price of the HMI Assets is approximately $40 million. The closing of the Assets Purchase by Counsel is subject to, among other things, Counsel's satisfaction with its due diligence review of the HMI Assets, approval of the Merger and the Assets Purchase by the lenders party to the Credit Agreement and certain state and regulatory approvals. For further information with respect to the Assets Purchase Letter Agreement, reference is made to the Assets Purchase Letter Agreement (which is filed as Exhibit 1 hereto), which is incorporated herein by reference.

Item 7.  Materials to be filed as Exhibits

Exhibit 1 -    Assets Purchase Letter Agreement, dated August 13,
               1997, between Transworld and Counsel





















                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                         TRANSWORLD HEALTHCARE, INC.


August 20, 1997          By /s/ Robert W. Fine
                            Robert W. Fine
                            President


                         HYPERION PARTNERS II L.P.
                         By:  Hyperion Ventures II L.P.,
                              its general partner
                              By:  Hyperion Funding II Corp.,
                                   its general partner

                                   By /s/Scott A. Shay
                                      Scott A. Shay
                                      Executive Vice
                                      President

                         HYPERION VENTURES II L.P.
                         By:  Hyperion Funding II Corp.,
                              its general partner


                              By /s/Scott A. Shay
                                 Scott A. Shay
                                 Executive Vice President


                         HYPERION FUNDING II CORP.


                         By /s/Scott A. Shay
                            Scott A. Shay
                            Executive Vice President


                         /s/Lewis S. Ranieri
                         Lewis S. Ranieri

                         /s/Scott A. Shay
                         Scott A. Shay


                         IMH ACQUISITION CORP.


                         By /s/ Robert W. Fine
                            Robert W. Fine
                            President



                                                       EXHIBIT 1



                         Counsel Corporation
                         The Exchange Tower
                              Suite 1300
                         2 First Canadian Place
                         Toronto, Ontario M5X IE3
                              Canada



August 13, 1997


Transworld HealthCare, Inc.
555 Madison Avenue, 30th Floor
New York, New York 10022

Gentlemen:

     This letter, when countersigned by Transworld HealthCare, Inc. ("Transworld"), will serve to confirm the agreement between Counsel Corporation ("Counsel") and Transworld in respect of the acquisition by an entity to be formed by, and whose obligations will be guaranteed by, Counsel (the "Buyer") of substantially all of the assets of Health Management, Inc. (the "Seller") in accordance with the provisions set forth below:


     1. (a) The Buyer would acquire substantially all of the assets of the Seller (the "Assets"), including leasehold interests relating to all facilities of the Seller (the "Transferred Facilities") other than the Seller's Pittsburgh, Pennsylvania, Chicago, Illinois and Ronkonkoma, New York facilities (the "Retained Facilities"), receivables (including, without limitation, accounts receivable), inventory, proprietary rights (including, without limitation, copyrights, patents, patent applications, tradenames and trademarks), tangible personal property located at the Transferred Facilities (including, without limitation, equipment, furniture and fixtures), pharmacy equipment and supplies located at the Retained Facilities (at the option of the Buyer), dealer agreements, all customer and vendor lists, and related files and information. The Seller will retain the rights to any cash, tax refunds, the proceeds from any litigation or insurance claims, and leasehold interests (and related deposits) relating to, and tangible personal property (other than pharmacy equipment and supplies if specified by the Buyer) located at, the Retained Facilities. The Buyer will assume no liabilities of the Seller other than liabilities and obligations under real property leases, equipment and other personal property leases and maintenance and other contracts relating to the Transferred Facilities, purchase orders relating to inventory and supplies purchased in the ordinary course of business, and liabilities and obligations under contracts that the Buyer requests be assigned to it. The Assets will be sold "as is, where is and with all faults."

          (b) The Buyer shall make an offer of employment to each employee who is employed at a Transferred Facility on terms substantially the same as those under which such employee currently is employed by the Seller. Prior to the end of the Inspection Period contemplated by paragraph 5(a), the Buyer shall notify the Seller in writing of the identity of those employees of Seller who are employed at a Retained Facility to whom Buyer intends to offer employment upon consummation of the transaction contemplated herein. The Retained Facilities will continue to operate during a period to be agreed upon by the Buyer and Transworld, not to exceed 60 days (the "Transition Period"). The Buyer and Transworld will enter into a mutually satisfactory arrangement under which the Buyer will operate the Retained Facilities during the Transition Period, with costs to be allocated between the Buyer and the Seller as they may mutually agree. Any costs incurred in disposing of assets not acquired by the Buyer and in releasing employees who are employed at a Retained Facility and are not retained by the Buyer shall be at the Seller's expense.

     (2) (a) The total purchase price for the Assets shall be $40 million, payable by the Buyer as follows:

               (i) $30 million in cash, payable to the Seller at the closing;

               (ii) $10 million in cash, payable into escrow at
                    the closing (the "Receivables Escrow").

          (b) Transworld will guaranty that the Buyer will collect at least $20 million from the receivables portion of the Assets within 12 months after the closing. The Receivables Escrow will secure Transworld's guaranty. After the Buyer has collected $10 million from the receivables, an amount equal to 100% of any further cash collected on the receivables shall be released to the Seller from the Receivables Escrow until the Seller shall have received the entire amount in the Receivables Escrow. After six months, any amount remaining in the Receivables Escrow will be released to the Buyer, and Transworld will be required to pay to the Buyer the amount, if any (the "Payment Amount"), by which $20 million exceeds the sum of (i) the aggregate collections on the receivables portion of the Assets and (ii) the amount released to the Buyer from the Receivables Escrow. Thereafter, until the first anniversary of the closing, the Buyer will be obligated to pay over to the Seller 100% of cash collected on the receivables portion of the Assets until the Seller has received an amount equal to the sum of (x) the Payment Amount and (y) the amount released to the Buyer from the Receivables Escrow.

     Amounts payable under this paragraph 2(b) shall be adjusted appropriately to reflect any change in the amounts of all Assets shown on the closing date balance sheet of the Seller (other than goodwill and net improvements and equipment located at the Retained Facilities, and excluding changes that result from depreciation, amortization and writedowns of net improvements and equipment and accounting adjustments made after June 30, 1997 that relate to a period prior to June 30, 1997) as compared to the values shown therefor on the Seller's June 30, 1997 balance sheet.

     Prior to disbursements, collections will be reconciled by the Buyer to the accounts receivable portion of the Assets. The Buyer will use all commercially reasonable efforts to collect the accounts receivable within six months following the closing.

     3. The Buyer and Transworld shall negotiate in good faith toward the execution of a mutually acceptable definitive acquisition agreement containing terms consistent with the terms set forth herein and such other customary terms, conditions, representations, warranties, covenants and indemnities as are appropriate, desirable or necessary to a transaction of the type herein contemplated (it being understood, however, that (i) the Assets will be sold "as is, where is and with all faults", free of liens and encumbrances and (ii) the Buyer and the Seller will be jointly responsible for obtaining all licenses and permits necessary to conduct the business and all consents and approvals of governmental agencies and third parties necessary to transfer the Assets to the Buyer). It is the Buyer's intention to commence the preparation of definitive documentation and preparations for due diligence promptly upon receipt of this letter executed by Transworld. The parties agree to proceed in good faith to close the transaction contemplated hereby on or before September 17, 1997.

     4. The Seller and Transworld shall agree, as part of the transaction, not to engage in any activity in the United States which directly competes with the business being acquired in the area of mental illness, transplant, and infertility services, for a period of three years subsequent to the closing date; provided, however, that the foregoing shall not apply to any companies or businesses acquired by Transworld so long as the activities that are competitive are not the primary line of business of such acquired companies or businesses.

     5. (a) In addition to the other conditions set forth herein, the Buyer's obligation to proceed is specifically contingent upon the completion of financial, business and legal "due diligence" investigations by Counsel, the Buyer, their advisors and other retained professionals and consultants with respect to the assets of the Seller to be acquired, the results of which investigations shall be satisfactory to the Buyer. The Buyer shall have until September 3, 1997 (the "Inspection Period") within which to complete its due diligence investigations, provided that such Inspection Period shall automatically be extended by the parties for seven days so long as the Buyer shall have provided Transworld on or before September 3, 1997 with a letter stating that, as of the date of the letter, the Buyer has not discovered any basis for not continuing with the transactions contemplated by this letter. It is the intention of the Seller and the Buyer that the Buyer's due diligence investigations be completed prior to entering into a definitive acquisition agreement. If, during the course of or at the conclusion of the Inspection Period, the Buyer determines that there are any facts, conditions or other matters relative to the Seller's assets, financial condition, results of operations or business that are unacceptable to the Buyer, the Buyer may terminate this letter by written notice given to Transworld on or before September 3, 1997 (or, if the Inspection Period is extended, September 10, 1997). Unless such date is extended by written agreement, the "due diligence" condition set forth herein shall be deemed to have been waived by Counsel and the Buyer if the Buyer has not given such written notice of termination on or before September 3, 1997 (or, if the Inspection Period is extended, September 10, 1997).

          (b) In addition to the other conditions set forth herein, the obligation of Transworld and the Seller to proceed is specifically contingent upon the requirement that the lenders (the "Banks") party to the Credit Agreement, dated as of July 31, 1996, as amended (the "Credit Agreement"), among Transworld, the Banks, and Bankers Trust Company, as agent, shall have consented to the merger (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of November 13, 1996, as amended, among Transworld, IMH Acquisition Corp. and Health Management, Inc. (the "Merger Agreement") and to the transactions contemplated hereby and shall have agreed to amendments to the Credit Agreement in order to permit the Merger and the transactions contemplated hereby, all in the sole and absolute discretion of such Banks.

     6.   Prior to the closing:

          (i) the parties shall have received all material approvals necessary for the consummation of the proposed transaction from all applicable governmental and regulatory authorities and all material approvals and consents of any third-party necessary for the consummation of the proposed transaction (it being agreed, however, that (i) the Buyer and the Seller will be jointly responsible for obtaining any approvals or consents necessary to transfer the Assets to the Buyer and (ii) obtaining consents and approvals to the transfer of payor/provider contracts and leases will not be a condition of the closing);

          (ii) there shall be no material adverse change in the business, financial condition, results of operations, assets or liabilities of the Seller (it being agreed that losses incurred in the ordinary course of business not in excess of $2 million per month and any contemplated government action with regard to clozaril shall not be considered materially adverse); and

         (iii) either of the following shall have been satisfied:

          (A) subject to the satisfaction of the condition set forth in paragraph 5 (b), Transworld shall have acquired the remaining equity securities of the Seller not presently owned by Transworld in accordance with the Merger Agreement (all conditions to which shall have been satisfied by the Seller); or

          (B) (i) counsel to the Seller and Transworld shall have provided to the Buyer not later than September 3, 1997, an opinion in form and substance satisfactory to the Buyer and its counsel (in their sole discretion, such discretion not to be unreasonably exercised) to the effect that substantially all of the Assets may be sold to the Buyer without the approval of the shareholders of the Seller and (ii) Transworld shall have agreed to indemnify the Buyer, its affiliates, officers, directors and shareholders against any and all losses, claims or damages as a result of (x) any claim or action by any person (other than a shareholder or creditor of Counsel, the Buyer or its affiliates) arising out of, or in connection with, this subparagraph 6(iii)(B) or consummating the transaction in accordance with this subparagraph 6(iii)(B) or (y) the failure to comply with bulk sales laws.

     7. This letter is executed upon the assumption that the financial and business information furnished with respect to the Seller in connection with the negotiations to date is accurate.

     8. Each party shall furnish to the other advance copies of any press release which it proposes to make concerning the proposed transaction, and to give the other a reasonable opportunity to comment thereon.

     9. If the definitive agreement contemplated by this agreement has not been executed by both the Seller and Transworld by September 30, 1997, despite Buyer's willingness to do so, Transworld shall reimburse the Buyer for the Buyer's actual and documented third party costs and expenses.

     10. Each party shall bear its own expenses incurred in connection with the proposed transaction and neither party shall be responsible for any expenses incurred by the other party (except as provided for in paragraph 9 above). The parties have not engaged the services of any finder, broker or any other party acting in a similar capacity in connection with the transaction contemplated herein.

     11. In the event that the Buyer or any of its affiliates, officers, directors or shareholders (each, an "Indemnitee") suffers any loss, claim or damage as a result of any claim by any shareholder or creditor of the Seller or Transworld (acting in its capacity as such), including any claim by or through the Seller or Transworld which is in the nature of a shareholder derivative suit, that such person has suffered any damage as a result of the execution of this agreement by the parties hereto or by the completion or proposed completion of the transactions contemplated hereby, Transworld shall indemnify and hold harmless each such Indemnitee against any such loss, claim or damage, other than any loss, claim or damage arising out of an Indemnitee's breach of or failure to perform its obligations hereunder or under the definitive agreement to be entered into among the parties or an Indemnitee's failure to pay or perform an assumed liability or obligation. Each Indemnitee shall give Transworld prompt written notice of any claim, and Transworld shall be entitled to assume the defense thereof. If Transworld fails to assume the defense within a reasonable period of time, the Buyer may assume the defense and the reasonable fees of its counsel (but in no event more than one counsel for all Indemnitees) will be covered by the foregoing indemnity. No claim shall be compromised or settled by any Indemnitee without the prior written consent of Transworld (which consent will not unreasonably be withheld). The obligation of Transworld to indemnify the Indemnities shall survive any termination of this agreement and shall also be made a part of the definitive agreement to be entered into by the parties.

     12. The parties hereto acknowledge that this letter constitutes an agreement to acquire substantially all the assets, business and operations of the Seller and to work diligently toward the consummation of this transaction in accordance with the terms outlined herein. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflict of laws.

     13. Transworld agrees that it will not, nor will Transworld permit any of its officers, directors, agents or affiliates to, provide information to, or have contact with, other parties with regard to any merger, sale of all or substantially all of the assets or other business combination with respect to the Seller through September 17, 1997 or, if this letter is terminated by Buyer pursuant to paragraph 5(a), then the date of such termination.

     14. The effectiveness of this letter shall be subject to the receipt by Transworld of the written consent to this letter by the lenders (the "Banks") party to the Credit Agreement, dated as of July 31, 1996, as amended, among Transworld, the Banks and Bankers Trust Company, as agent. If the written consent of the Banks has not been obtained on or prior to September 3, 1997 (or, if the Inspection Period is extended pursuant to Paragraph 5(a), then September 10, 1997), then at any time thereafter Transworld may, in its sole discretion, terminate this letter (in which case this letter shall be null and void ab initio); provided, however, that paragraph 9 shall survive any such termination. Transworld will use its best efforts to obtain such written consent of the Banks.

     15. This letter shall inure solely to the benefit of each party hereto, and nothing in this letter, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under this letter.

     16. Transworld shall use its best efforts to cause the Seller to execute a letter with Counsel in the form of the letter attached hereto as Exhibit A by not later than 11:00 p.m., New York time, on August 14, 1997. If the Seller shall fail to execute such letter within the period specified, Counsel may, in its sole discretion, terminate this letter (in which case this letter shall be null and void ab initio).

     If the foregoing correctly sets forth our mutual agreement, please sign the enclosed counterpart original of this letter and return it to us by ___ p.m. on August ____, 1997.


                                   Very truly yours,

                                   COUNSEL CORPORATION


                                   By:   /s/ Alan Silber




ACCEPTED AND AGREED TO:

TRANSWORLD HEALTHCARE, INC.


By:     /s/ Timothy M. Aitken

Exhibit A

                    Counsel Corporation
                    The Exchange Tower
                         Suite 1300
                    2 First Canadian Place
                    Toronto, Ontario M5X IE3
                         Canada



August 13, 1997

Health Management, Inc.
1371-A Abbott Court
Buffalo Grove, IL 60089

Gentlemen:

     In order to induce Counsel Corporation ("Counsel") to expend the effort and expense to conduct a due diligence examination of Health Management, Inc. ("HMI"), please confirm your agreement with the following by signing below:

     1. HMI shall give Counsel and its accountants, counsel and other representatives full and free access to HMI's assets, properties, customers, suppliers, books, accounting, financial and statistical records, corporate records, tax returns and other business files of HMI and such other documents and information relating to the business and operations of HMI as may be deemed necessary for the consummation of the proposed transaction and shall permit Counsel to conduct an appropriate investigation into HMI's financial position and operations. HMI shall cooperate fully in making its officers and personnel available to Counsel, and its accountants, counsel and other representatives. Counsel agrees that (except as may be required by law), Counsel will not disclose or use, and Counsel will cause its representatives not to disclose or use, any confidential information with respect to HMI, furnished, or to be furnished, by HMI in connection herewith at any time or in any manner other than in connection with its evaluation of the transaction contemplated herein without the prior written consent of HMI, unless the same is or shall become available to it through non-confidential means or is or shall become generally available to the public other than by breach of this letter by Counsel or its representatives. The letter agreement dated October 28, 1996 between Counsel and HMI shall apply to any information disclosed to Counsel or its representatives pursuant to this letter. In addition, the provisions of Section 6 of such letter ("No Solicitation") shall apply as if the date of such letter agreement was the date hereof.

     2. HMI shall not, nor will HMI permit any of its officers, directors, agents or affiliates to, provide information to, or have contact with, other parties (other than Transworld HealthCare, Inc. ("Transworld")) with regard to any merger, sale of all or substantially all of the assets or other business combination through September 30, 1997 (or such earlier date after September 3, 1997 as Transworld notifies HMI in writing).

     3. Prior to the closing date of the transactions contemplated in the letter agreement dated August 13, 1997 between Counsel and Transworld, HMI shall carry on its business diligently and in substantially the same manner as such business has been operated prior to the date hereof.

                              Very truly yours,

                              COUNSEL CORPORATION


                              By:______________________________



ACCEPTED AND AGREED TO:

HEALTH MANAGEMENT, INC.


By:________________________________